Filed by Accredo Health, Incorporated

pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934.

Subject Company: Accredo Health,

Incorporated

Commission File No. 000-25769

Date: March 28, 2005

MEMORANDUM

TO: ALL EMPLOYEES

FROM: DAVID D. STEVENS

RE: MEDCO TRANSACTION

DATE: MARCH 25, 2005

Several of you have inquired about the history leading up to the announcement of the transaction between Accredo Health, Incorporated and Medco Health Solutions, Inc. I have promised in earlier correspondence that as soon as the Form S-4 Registration Statement was filed, I would share this information with you.

Reproduced below is a chronology of events that is extracted from, and is a part of, the Form S-4 Registration Statement filed by Medco Health Solutions with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2005. This document constitutes a preliminary filing with the SEC, which has not yet been approved or cleared by the SEC. It may be modified after the SEC reviews it and provides comments. You are encouraged to review the entire S-4 Registration Statement in the form now filed and any amendments filed in the future.

This information is being provided to employees of Accredo Health, Incorporated in an effort to continue to keep our employees fully informed and to answer your questions concerning the Medco/Accredo transaction. This Memorandum does not constitute a solicitation of a Proxy.

Background of the Merger

Since its spin-off from Merck in August 2003, Medco has endeavored to identify opportunities to expand its specialty pharmacy capabilities. In furtherance of that goal, on February 10, 2004, Accredo and Medco entered into a ten-year strategic alliance pursuant to which Accredo became the preferred retail and home delivery pharmacy provider to members of Medco-administered health plans for the specialty pharmacy lines dispensed by Accredo. The two companies also agreed to work together to provide enhanced specialty pharmacy offerings designed to improve the quality and affordability of certain specialty drug therapies, including oncology drugs.

During discussions leading up to the announcement of the strategic relationship, Medco and Accredo discussed various potential business relationships, but determined that the contractual agreement entered into was the best relationship to pursue at the time.

Accredo evaluates strategic opportunities and business scenarios when appropriate as part of its ongoing evaluation of the market and opportunities to strengthen its business and enhance stockholder value. The Accredo board, at its meeting on November 22, 2004, asked David Stevens, Chairman of the Board and Chief Executive Officer of Accredo, to have Raymond James & Associates, Inc. prepare a strategic analysis to present to the Accredo board at a later meeting.

On December 1, 2004, Ken Melkus, one of Accredo’s board members, informed Mr. Stevens that a third party, which is referred to in this document as the initial third party, had inquired whether Accredo would entertain the possibility of a business combination transaction. Mr. Melkus had told the initial third party to contact Mr. Stevens if it wished to discuss the matter further.

Also on December 1, 2004, Accredo received a call from an investment banking firm on behalf of another unrelated third party, which is referred to in this document as the subsequent third party, that had been expressing an interest in trying to schedule a meeting to discuss a possible strategic transaction. On that date, Mr. Stevens scheduled a meeting with the subsequent third party for December 22, 2004. This scheduled meeting was canceled later in December and rescheduled for January 13, 2005.

On December 17, 2004, Mr. Stevens received an unsolicited offer from the initial third party to acquire all of Accredo’s shares in a merger for $32.81 per share. Mr. Stevens notified Accredo’s lead director, Ken Masterson, and forwarded a copy of the offer to him. Mr. Stevens and Mr. Masterson together prepared and delivered a preliminary response to the initial third party, which indicated that the offer would be provided to Accredo’s full board for its consideration.

Accredo held its next board meeting on January 3, 2005. At this meeting, Raymond James presented its strategic analysis to the Accredo board and the Accredo board considered the unsolicited proposal received by Mr. Stevens in December. In light of the pending offer and in response to a request by the Accredo board, Raymond James also presented an overview of the industry and discussed Accredo’s performance, its competitors’ performances, recent comparable transactions, an estimated range of value for Accredo and potential acquirors and their ability to pay certain market prices. Based on the information presented at the meeting and knowledge of the Accredo business plan and prospects, the Accredo board resolved to reject the unsolicited offer. Also at the January 3rd meeting, the Accredo board created a special committee composed of Kevin Roberg, Mr. Masterson and Mr. Melkus, which is referred to in this document as the Accredo special committee, to work with management on future discussions regarding any strategic transaction.

After the board meeting on January 3, 2005, Mr. Stevens spoke with the initial third party’s Chief Executive Officer and communicated that the Accredo board had rejected the unsolicited offer because it was not in the range of value that the Accredo board was willing to discuss, but that Accredo might entertain discussions at a higher value. The initial third party’s CEO asked for a meeting and Mr. Stevens agreed to meet with him the following week.

On January 11, 2005, Mr. Stevens met with the chief executive officer of the initial third party. The two discussed Accredo’s business, its potential and the initial third party’s offer. Mr. Stevens reiterated that if the board received an offer it felt was in the best interest of the Accredo stockholders, the board would give the offer serious consideration. At the end of the meeting, the chief executive officer of the initial third party indicated continued interest.

Later in the week of January 10, 2005, Mr. Melkus received a telephone call from the chief executive officer of the initial third party, who asked what price would be necessary to interest the Accredo board in a potential transaction. Mr. Melkus reiterated Mr. Stevens’ previous discussion with the chief executive officer and indicated a higher value would be required.

On January 13, 2005, officers of Accredo met at Accredo’s offices with representatives of the subsequent third party and its financial advisor. This meeting was the first meeting with the subsequent third party and was preliminary in nature. In a follow-up call on January 20, 2005, the subsequent third party indicated that it may be interested but was not in a position to pursue consideration of a possible transaction until a later time.

On January 19, 2005, Mr. Stevens received a revised offer from the initial third party in which the initial third party increased its offer to $38.00 per share. The Accredo special committee met telephonically with Mr. Stevens and Thomas W. Bell, Jr., General Counsel of Accredo, on January 21, 2005 to discuss the revised unsolicited offer. Soon thereafter, the Accredo special committee requested that Raymond James analyze the revised offer and present its analysis at a follow-up board meeting scheduled for January 27, 2005.

At the January 21, 2005 meeting, the Accredo special committee also reviewed the list of potential acquirors that Raymond James had previously presented to determine whether Accredo should approach any of those entities. In light of the existing strategic alliance between Medco and Accredo, the Accredo special committee and Mr. Stevens thought it advisable to contact Medco to determine whether it had any interest in submitting an offer.

At the request of the Accredo special committee, on January 21, 2005, Mr. Stevens contacted David B. Snow, Jr., Chairman of the Board, President and Chief Executive Officer of Medco, and informed him in general terms without identifying any specific information (including price) that the Accredo board had received an offer from a third party and inquired whether Medco had any interest in pursuing a business combination transaction with Accredo.

On January 22, 2005, Mr. Snow individually advised Medco board members Howard W. Barker, Jr., John Cassis and Michael Goldstein of his conversation with Mr. Stevens the previous evening. Messrs. Barker, Cassis and Goldstein are the chairmen of the Medco board’s audit, compensation and governance committees, respectively, and are the members of the Medco board’s special transactions committee, which is referred to in this document as the Medco special committee. Mr. Snow also advised members of Medco’s senior management of his conversation with Mr. Stevens. Each member of the Medco special committee individually supported Medco pursuing a business combination with Accredo. Members of Medco’s senior management also advised Medco’s financial advisor, Lehman Brothers, Inc., about the status of discussions.

Later on January 22, 2005, Mr. Snow contacted Mr. Stevens to communicate that Medco was interested in pursuing a business combination transaction with Accredo. Mr. Snow asked Mr. Stevens if they could schedule a meeting for the following week.

On January 24, 2005, both the Accredo special committee and the full board of directors of Accredo held telephonic meetings with Accredo’s management, financial advisor and outside counsel present. During these meetings, both the Accredo special committee and the full Accredo board discussed the chronology of events to date and outside counsel reviewed with the Accredo board its fiduciary duties and the Accredo board discussed next steps. As part of this meeting, the Accredo board of directors discussed the meeting and discussions with the subsequent third party and considered the timeframe that party had suggested to not be appropriate in light of recent events with the other parties.

On January 24, 2005, Mr. Snow, Medco’s financial advisor and members of Medco’s senior management held a telephonic meeting with the Medco special committee (except for Mr. Barker, who was not available to participate but who discussed the matter with Mr. Snow the previous evening and supported the decision to pursue a business combination with Accredo) to discuss Medco’s strategic alternatives and the potential risks and benefits of a business combination with Accredo. The Medco special committee recommended that Medco continue discussing a strategic combination with Accredo.

On January 25, 2005, Mr. Stevens met with Mr. Snow and John Driscoll, Senior Vice President, Product and Business Development, of Medco. Both Messrs. Snow and Driscoll asked a number of questions of Mr. Stevens regarding Accredo’s business, and the parties discussed the process for moving forward with evaluating a possible business combination. During the meeting, Mr. Snow advised Mr. Stevens that Medco was prepared to submit a written proposal to Accredo regarding a business combination transaction by the close of business on January 26, 2005.

On the morning of January 26, 2005, Messrs. Snow and Driscoll briefed members of senior management and the Medco special committee about their meeting with Mr. Stevens the previous day. The Medco special committee reviewed several financial analyses regarding the possible value of Accredo and discussed several pricing alternatives and thereafter authorized Mr. Snow to submit an offer to purchase Accredo for $42.00 per share in a 50% cash and 50% stock transaction. Later that day, Medco submitted an offer to purchase Accredo at a value of $42.00 per share, payable in one-half cash and one-half Medco common stock, which offer was subject to customary due diligence and negotiation of a definitive agreement.

On January 27, 2005, the Accredo board held a meeting to discuss Medco’s proposal of $42.00 per share and the latest proposal from the initial third party at $38.00 per share. Raymond James, which had reviewed both offers, presented its analysis. The Accredo board concluded that both Medco and the initial third party should be asked to enhance their offers. Further, the Accredo board expressed concern about the timing and certainty of closing of each of the offers. The Accredo board instructed Mr. Stevens to relay the Accredo board’s conclusions to both parties, and he did so on January 28, 2005. Both Medco and the initial third party were instructed to respond with enhanced offers by 5:00 p.m. CST on January 28, 2005, after which the Accredo board would meet to respond to any offers by January 30, 2005. The initial third party indicated that it continued to be interested but could not respond during that time frame.

Messrs. Snow and Driscoll briefed the Medco special committee on January 27, 2005 regarding Medco management’s views on valuation of Accredo and the status of discussions with Accredo. The strength of Medco’s balance sheet, potential alternative uses of its cash and various financing alternatives were also explored. Mr. Snow indicated that Medco’s senior management was in favor of the acquisition of Accredo.

The Medco special committee met on January 28, 2005 to consider possible modifications to Medco’s offer to Accredo. The Medco special committee also considered the timing and other aspects of the potential business combination. At the conclusion of the meeting, the committee authorized the submission of a revised offer to Accredo.

Mr. Driscoll contacted Mr. Stevens later on January 28, 2005 and communicated that Medco was interested in submitting an enhanced offer. Mr. Driscoll also advised Mr. Stevens and Accredo’s financial advisor that Medco was interested in commencing due diligence as soon as practicable. Later on the same day, Medco submitted a revised proposal at a value of $44.00 per share payable one-half in cash and one-half in Medco common stock.

The Accredo board met on January 29, 2005 to consider Medco’s revised offer. On January 30th and 31st, representatives of Accredo and Medco held numerous discussions about Medco’s revised offer, including collar arrangements to provide some protection to the stockholders of Accredo and Medco regarding the value of the common stock portion of the Medco offer.

On January 31, 2005, the Medco board met and received an update from Mr. Snow on the status of the discussions with Accredo, management’s views concerning the potential benefits and risks of a business combination with Accredo, the proposed schedule for moving forward with a potential business combination, the proposed collar arrangements, valuation considerations, financing alternatives and other potential strategic opportunities.

Also on January 31, 2005, after further discussions between the chief executive officer of the initial third party and Mr. Stevens, the initial third party indicated that it was not interested in pursuing a transaction at a price significantly above its current offer.

On February 1, 2005, the Medco special committee met to identify primary due diligence concerns and to further consider the timing and other aspects of the potential business combination. Also on February 1, 2005, Medco revised its proposal, indicating that its offer was not conditioned on financing and modifying certain features of the proposed collar provision. Medco’s offer was conditioned upon its satisfactory completion of due diligence and negotiation of a definitive agreement. Later that day, members of senior management and Mr. Barker met to assess the status of the proposal for a business combination transaction with Accredo and to further consider Medco’s strategic alternatives.

The Accredo special committee met later on February 1, 2005 to review Medco’s revised proposal and to discuss the absence of a revised proposal from the initial third party. The Accredo special committee decided to allow Medco to proceed with confirmatory due diligence.

On February 2, 2005, Medco’s board held a regularly scheduled meeting at which Mr. Snow, members of Medco senior management and representatives of Lehman Brothers, Inc reviewed the status of discussions with Accredo. The briefing examined due diligence priorities; valuation methodologies; potential synergies; the projected impact of the proposed transaction on Medco’s financial condition and results of operations; opportunity cost; marketplace and customer impact; and negotiation considerations.

Also on February 2, 2005, Accredo and Medco executed a confidentiality agreement.

Due diligence sessions, including site visits, management presentations and exchanges of documents, began on February 3, 2005 and continued through the signing of the merger agreement. Drafting and negotiation of the merger agreement also took place beginning in early February, with negotiations of the terms of the merger agreement between outside counsel for Medco and Accredo and internal lawyers for the companies continuing through the execution of the merger agreement on the evening of February 22, 2005. During this time period, management of Accredo and Medco were in daily contact with their respective legal and financial advisors.

On February 4, 2005, the full Accredo board met to review recent events and to discuss the Medco offer that had been previously discussed by the Accredo special committee at its meeting on February 1, 2004.

On February 11, 2005, Medco’s special committee met and reviewed with Medco senior management and its legal and financial advisors the status of Medco’s due diligence investigation.

On February 19, 2005, the Accredo special committee met to discuss the status of negotiations with Medco and the remaining issues relating to the potential transaction.

On February 20, 2005, the Medco special committee met telephonically with Medco management to discuss the results of Medco’s due diligence investigation, the status of negotiations regarding the merger agreement, investor relations considerations and transitional issues.

The Accredo board met on February 22, 2005 to consider the terms of the proposed transaction with Medco. It considered the terms of the transaction as discussed by the parties and proposed in the draft merger agreement. The board also reviewed with its legal advisors the fiduciary duties of the directors. The board’s financial adviser, Raymond James, provided a detailed analysis of the financial terms of the proposed combination and an oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 22, 2005, that, as of that date and based upon and subject to various qualifications and assumptions described with respect to its opinion, the merger consideration to be received by the stockholders of Accredo pursuant to the merger agreement is fair, from a financial point of view, to the holders of Accredo’s outstanding common stock. The Accredo board approved the merger agreement and authorized its execution by the unanimous vote of the directors present at the meeting.

The Medco board met on February 22, 2005 and reviewed the proposed transaction and the results of the due diligence performed by Medco management and its advisors. Prior to the meeting, the Medco board was provided with materials, including a substantially final draft of the merger agreement. At that meeting, Medco’s management and financial advisors reviewed the terms and financial implications of the transaction (including the fact that, based on closing price of Medco common stock on the NYSE on that date, the overall merger consideration to be paid per share of Accredo common stock would be $43.33). Sullivan & Cromwell LLP, Medco’s outside legal counsel, reviewed the terms of the proposed merger agreement and reviewed with the Medco board its duties and responsibilities in connection with the proposed transaction. In addition, PricewaterhouseCoopers LLP reported on the results of the due diligence procedures it performed on behalf of Medco.

Medco and Accredo executed the merger agreement on the evening of February 22, 2005. In a joint press release, Medco and Accredo announced the merger prior to the opening of the markets on February 23, 2005.

In connection with the proposed transaction, on March 24, 2005, Medco Health Solutions, Inc. (“Medco”) filed a registration statement (File no.: 333-123571), including a preliminary proxy statement of Accredo Health, Incorporated (“Accredo”), with the Securities and Exchange Commission (the “SEC”). Accredo shareholders are urged to read the registration statement, including the preliminary proxy statement, and other materials (including the definitive proxy statement) when they are available because they contain important information. Investors may obtain free copies of the registration statement and proxy statement, as well as other filings containing information about Medco and Accredo, without charge, at the SEC’s Internet site (http://www.sec.gov). Accredo’s filings may be accessed and downloaded for free by clicking on Investor Relations at the Accredo web site (www.accredohealth.com) and Accredo’s filings and the registration statement filed by Medco may be obtained by directing a request to Accredo Health, Incorporated, Investor Relations, 1640 Century Center Parkway, Suite 101, Memphis, TN 38134.

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo shareholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2004 annual meeting of stockholders, filed March 18, 2005, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement for its 2004 annual meeting of stockholders, filed October 15, 2004. Additional information regarding the interests of such potential participants are included in the registration and proxy statement referenced above and the other relevant documents filed with the SEC.